Exhibit 99.1

GasLog Partners LP Declares Common Unit Distribution

Piraeus, Greece, January 28, 2021 — GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced a cash distribution of $0.01 per common unit for the fourth quarter of 2020, payable on February 11, 2021 for all shareholders of record as of February 8, 2021.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.